UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On May 4, 2005, Irwin Financial Corporation announced its 2005 Second Quarter Dividend as described in the news release attached as Exhibit 99.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99	Press Release issued May 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: May 4, 2005   By: /s/ Gregory F. Ehlinger
                                   _____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

News Release: IMMEDIATE RELEASE

For further information, contact

Suzie Singer, Corporate Communications   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
SECOND QUARTER DIVIDEND

(Columbus, IN, May 4, 2005) Irwin Financial Corporation (NYSE: IFC) today
announced a dividend of $0.10 per share to be paid on June 24, 2005, to all shareholders
of record on June 10, 2005. The dividend rate is a 25 percent increase as compared with
the dividend paid in each quarter of 2004.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding
company with a history tracing to 1871. The Corporation, through its principal lines of
business - Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity
Corporation, and Irwin Commercial Finance - provides a broad range of financial
services to consumers and small businesses in selected markets in the United States and
Canada.